Selway Capital Acquisition Corporation Announces Extension of Tender Offer for Series B Shares

July 15, 2013, New York — Selway Capital Acquisition Corporation (OTC: SWCB, SWCAL) (“Selway”) today announced that it has extended the expiration of its previously announced tender offer to purchase all of its outstanding Series B Shares of common stock, par value $0.0001 per share (the “Series B Shares”), at a price of $10.30 per share in cash, without interest.

The tender offer, which was previously scheduled to expire at 5:00 pm (New York City time) on Monday, July 15, 2013, will now expire at 5:00 pm (New York City time) on Thursday, August 8, 2013, unless further extended or earlier terminated in accordance with the terms of the tender offer. Notwithstanding, if the tender offer is not completed by Wednesday, August 14, 2013, Selway will be required to terminate the tender offer, automatically liquidate the trust account and distribute a pro rata portion of the trust account ($10.30 per share) to each holder of Series B Shares, and the Series B Shares will be canceled.

American Stock Transfer & Trust Company, the depositary for the tender offer, has advised that, as of the close of business on Friday, July 12, 2013, approximately 774,385 shares of Series B Shares of Selway were validly tendered and not validly withdrawn from the tender offer.

About Selway Capital Acquisition Corporation

Following the consummation of Selway’s acquisition of Healthcare Corporation of America on April 10, 2013, Selway operates its business through Healthcare Corporation of America. Healthcare Corporation of America is a rapidly growing pharmacy benefit manager, or PBM. Its mission is to reduce prescription drug costs for clients while improving the quality of drug care. It administers prescription drug benefit programs for employers who contract with it in order to provide this component of healthcare benefits to their employees. A growing customer base includes commercial clients of various sizes and industries, business associations and trade groups, local government entities, labor unions, charitable and non-profit organizations, and third-party administrators of self-insured benefit plans. The company operates in the marketplace under the name of its subsidiary, Prescription Corporation of America, or PCA.

Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the capital stock of Selway or any other securities. This communication is for informational purposes only. Selway has filed a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”). Investors and security holders are urged to read the tender offer statement and the other relevant materials, as filed and as may be amended from time to time, before making any investment decision with respect to the tender offer because they contain important information about the tender offer, Selway’s business combination with Healthcare Corporation of America, and the parties to the business combination. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Advantage Proxy, the Information Agent for the tender offer, at (206) 870-8565 or (877) 870-8565.

Contact:

Mark Carlesimo

Selway Capital Acquisition Corporation

(973) 983-6300